Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX; (PGH) - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS DATE OF LISTING OF
COMMON SHARES ON THE TORONTO STOCK EXCHANGE AND
SUBSEQUENT DELISTING OF PENGROWTH ENERGY TRUST UNITS

(Calgary, January 6, 2011) /Marketwire/ - Pengrowth Energy Corporation, today confirmed that its common shares will commence trading on the Toronto Stock Exchange (TSX) under the ticker symbol PGF on or about January 10, 2011. Coincident with this new listing, Pengrowth Energy Trust’s units (PGF.UN) will be delisted from the TSX. Common shares of Pengrowth Energy Corporation will continue to trade on the New York Stock Exchange under the ticker symbol PGH.

About Pengrowth:

Pengrowth Energy Corporation is an oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until it’s conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. On or about January 10, 2011, Pengrowth's shares will trade on the Toronto Stock Exchange under the symbol PGF and continue to trade on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889